

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2014

Via E-mail

John L. Hammond, Esq.
Senior Vice President, General Counsel & Secretary
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, WI 53202

>   **Re: Sensient Technologies Corporation**
>   **Preliminary Proxy Statement**
>   **Filed March 4, 2014**
>   **File No. 001-07626**

Dear Mr. Hammond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1.   We note on page 2 that proxies may be solicited in person, by telephone or by Internet. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

2.   Provide the disclosure required by Items 4(b)(4) and 5(b)(viii) and (xii) of Schedule 14A.

Item No. 1. Election of Directors, page 3

3.   We note your disclosure in the second paragraph on page 3 that you may introduce substitute or additional nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

4.   We note your disclaimer of responsibility in the fifth paragraph of page 3. It is inappropriate to disclaim your own disclosure. Please delete or revise the disclaimer.

5.   Please revise your disclosure to explain why you recommend that security holders vote for your nominees.

        You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions